UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended: December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 0-19725
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Perrigo Company Profit-Sharing and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Perrigo Company
515 Eastern Avenue
Allegan, MI 49010

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan (Name of Plan)
Date: June 27, 2008	/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and Chief Financial Officer Perrigo Company

Perrigo Company
Profit-Sharing and
Investment Plan

Financial Statements and Schedule
For The Years Ended December 31, 2007 and 2006

Perrigo Company
Profit-Sharing and Investment Plan

Report of Independent Registered Public Accounting Firm
Retirement Plan Committee
Perrigo Company Profit-Sharing and Investment Plan
Allegan, Michigan
We have audited the accompanying statements of net assets available for benefits of Perrigo Company Profit-Sharing and Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO SEIDMAN, LLP
Grand Rapids, Michigan
June 27, 2008

Perrigo Company
Profit-Sharing and Investment Plan
Statements of Net Assets Available for Benefits

December 31,	2007		2006

Investments, at fair value (Note 2):
Vanguard Prime Reserves Money Market Fund	$16,949,089	*	$—
Putnam Money Market Fund	—		15,432,578	*
Mutual funds:
Van Kampen Growth and Income Fund	28,012,498	*	27,991,528	*
MSIF Mid Cap Growth Fund	26,821,064	*	—
Dodge & Cox Balanced Fund	22,114,589	*	23,307,151	*
Harbor Capital Appreciation Fund	20,735,576	*	17,790,632	*
Putnam Vista Fund	—		19,924,356	*
MSDW Institutional Small Company Growth Class B	—		17,433,943	*
MSIF Small Company Growth Portfolio	16,712,141	*	—
Putnam International Equity Fund CL Y	15,664,329	*	—
State Street Global Advisors S&P 500 Fund	15,370,749	*	—
Pimco Total Return Fund	14,449,882	*	—
Putnam International Equity Fund	—		13,176,367	*
Neuberger & Berman Genesis Fund	13,049,855	*
Harbor International Fund	12,793,027	*	9,087,530
Pimco Total Return Institutional	—		12,140,847	*
Neuberger Berman Genesis Trust	—		10,755,753	*
Calamos Growth Fund	—		3,602,625
Common/collective trust:
Putnam S&P 500 Index Fund	—		14,226,662	*
Perrigo Company common stock	21,974,898	*	11,192,492	*
Participant loans	4,506,349		4,709,444

Total investments	229,154,046		200,771,908

Receivables:
Employer profit-sharing contributions	6,417,817		—
Employer match contributions	108,015		177,943
Employee deferral contributions	104,773		82,403

Total receivables	6,630,605		260,346

Net Assets Available for Benefits	$235,784,651		$201,032,254

See accompanying notes to financial statements.

*	Represents 5% or more of net assets available for benefits.

Perrigo Company
Profit-Sharing and Investment Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2007	2006

Additions
Contributions:
Participant	$10,913,315	$9,068,981
Employer	12,849,866	7,613,586
Investment income:
Interest income from cash equivalents and participant loans	1,155,521	960,376
Net gain from mutual funds	14,214,868	15,966,839
Net gain from common/collective trust	857,550	1,830,982
Net gain from Perrigo Company common stock:
Net appreciation	11,208,017	1,638,087
Dividends	116,270	114,181

Total additions	51,315,407	37,193,032

Deductions
Distribution of benefits to participants	16,548,990	10,203,528
Administrative fees	14,020	11,735

Total deductions	16,563,010	10,215,263

Transfer in from another plan (Note 7)	—	10,611,199

Net increase	34,752,397	37,588,968

Net Assets Available for Benefits, beginning of year	201,032,254	163,443,286

Net Assets Available for Benefits, end of year	$235,784,651	$201,032,254

See accompanying notes to financial statements.

Perrigo Company
Profit-Sharing and Investment Plan
Notes to Financial Statements

1.	Plan Description

The following description of the Perrigo Company Profit-Sharing and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which substantially all employees of Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals, Perrigo International, Inc. and Perrigo New York, Inc. (collectively, the “Company” or “Employer”) are eligible to participate. The employees of Perrigo New York were formerly part of the Clay-Park Labs, Inc. 401(k) Plan and transferred to the Plan effective July 1, 2006 (see Note 7). The minimum term of service for employees to participate in the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee’s date of hire. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied. The Plan was subsequently amended effective January 1, 2008 to provide matching contributions immediately to new hires participating in the Plan.

The Plan has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 2% of a participant’s eligible compensation, as defined in the Plan document, and is invested in the Retirement Choice Balanced Portfolio, one of the Plan’s ready-mixed portfolios. Automatic enrollment occurs 45 days after the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 4%. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more than the 2% default contribution as well as choose their own investment elections offered by the Plan.

The Plan was amended and restated effective January 1, 2007 in order to conform to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code (IRC). Effective June 1, 2007, the Plan was amended to allow participants to make Roth after-tax contributions to the Plan in addition to before-tax contributions already permitted. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee (Committee).

Perrigo Company
Profit-Sharing and Investment Plan
Notes to Financial Statements

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service (IRS) limitations for the Plan year. For the 2007 and 2006 Plan years, the total IRS limits were $15,500 and $15,000, respectively. In addition, participants who are at least 50 years of age by the end of a Plan year may elect to make an additional “catch up” contribution, not to exceed the IRS limit of $5,000 for Plan years 2007 and 2006. Effective June 1, 2007, participants may also make a Roth contribution on an after-tax basis.

The Company may match employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. The minimum term of service for employees to be eligible for Employer matching contributions in the Plan is one year of service, as defined in the Plan document. The Company has the right under the Plan to discontinue such contributions at any time.

Effective January 1, 2007, in accordance with the safe harbor provisions, the Plan was amended to include an annual Employer nondiscretionary contribution of 3% of an employee’s eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of the Company. Prior to January 1, 2007, all Company contributions made on behalf of participants were discretionary contributions.

Effective January 1, 2007, employees are eligible as of their date of hire to receive profit-sharing contributions, which are deposited in the eligible employee’s investment account after the end of each Plan year. The profit-sharing contribution amounts approved for the years ended December 31, 2007 and December 31, 2006 were $6,417,817 and $4,123,883, respectively. At December 31, 2007, the Plan recorded a related receivable.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Company matching and profit-sharing contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Effective December 3, 2007, the Putnam S&P 500 Index Fund, a common/collective trust fund, was removed as an investment fund option from the Plan.

Perrigo Company
Profit-Sharing and Investment Plan
Notes to Financial Statements

Currently, the Plan offers mutual funds and the Company’s common stock as investment options for Plan participants.

Vesting

Amounts credited to a participant’s investment account relating to participant contributions and Employer matching contributions are 100% vested at all times. Prior to January 1, 2007, Employer discretionary contributions were vested based on a vesting schedule, with 100% vested after four years of service. As of January 1, 2007, all contributions in a participant’s investment account, including Employer discretionary contributions, became 100% vested. Effective January 1, 2007, participants are immediately vested in all employee and Employer contributions.

Participant Loans

With the consent of the Committee, participants may borrow from their investment accounts, as defined in the Plan, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by an equivalent amount in the remaining portion of the participant’s salary deferral contribution and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 5.0% to 11.5% on outstanding loans at December 31, 2007. The loans are repaid ratably through payroll deductions. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

Withdrawals

A participant may elect to withdraw up to an amount equal to the balance in the participant’s elective contribution account on the allocation date coinciding with or immediately preceding the date of withdrawal, provided the Committee determines that: (1) the purpose of the withdrawal is to meet an immediate and heavy financial need of the participant, (2) the amount of the withdrawal does not exceed such financial need, (3) the amount of the withdrawal is not reasonably available from other resources of the participant, and (4) all available plan loans have been taken. This hardship withdrawal is subject to 10% federal income tax penalty and the participant cannot make elective deferrals for 6 months following the hardship withdrawal.

Perrigo Company
Profit-Sharing and Investment Plan
Notes to Financial Statements

A participant may also elect to make a similar withdrawal, provided that participant has reached fifty-nine and one half years of age, even if the participant is still employed.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account or installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

Forfeitures

Forfeited non-vested accounts in the amount of $43,423 and $30,006 in 2007 and 2006, respectively, were reallocated to remaining Plan participants. Forfeitures are applied to participant accounts as an additional Employer discretionary contribution. Unallocated non-vested forfeiture amounts were $12,643 at December 31, 2007.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses in the form of loan fees are deducted directly from the participants’ account.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Perrigo Company
Profit-Sharing and Investment Plan
Notes to Financial Statements

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan holds investments in the Company’s common stock. Accordingly, Plan participants’ accounts that hold shares of the Company’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.

Investment Valuation and Income Recognition

Investments in mutual funds and Perrigo Company common stock are stated at fair value, based on quoted market prices. The common/collective trust is stated at its fair value as determined by the Trustee based upon quoted market prices of the underlying securities. Participant loans are stated at cost, which approximates fair value. Investment purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $423,013 and $0 at December 31, 2007 and 2006, respectively.

3.	Assets in Trust Fund

Under the terms of the trust agreement with Mercer Trust Company (formally Putnam Fiduciary Trust Company) (Trustee), the Trustee manages the trust fund on behalf of the Plan. The Trustee has discretionary investment authority over the investments held in each investment option made available to participants, except for the investments in Perrigo Company common stock. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given to a participant. The Trustee is

Perrigo Company
Profit-Sharing and Investment Plan
Notes to Financial Statements

required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.	Related Party Transactions

Certain Plan investments throughout the year represented shares of various types of investments that were managed by the Trustee. These transactions qualify as party-in-interest. The Plan investments include publicly traded common stock of the Company, the Plan Sponsor. Administrative fees paid by the Plan to the Trustee amounted to $14,020 and $11,735 in 2007 and 2006, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, all participants will become fully vested in their accounts.

6.	Income Tax Status

The Plan obtained its latest determination letter on October 3, 2002, in which the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Transfer of Plan Assets

As previously mentioned, the Clay-Park Labs, Inc. 401(k) Plan (Clay-Park Plan) was merged with the Plan effective July 1, 2006. All assets of the Clay-Park Plan were transferred into the Plan effective August 7, 2006 and the Clay-Park Plan was discontinued upon completion of the asset transfer.

Perrigo Company
Profit-Sharing and Investment Plan
Notes to Financial Statements

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006

Net Assets Available for Benefits per the financial statements	$235,784,651	$201,032,254
Less: Distribution payable to participants	(423,013)	—

Net Assets Available for Benefits per the Form 5500	$235,361,638	$201,032,254

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Distributions to participants per the financial statements	$16,548,990
Add: Distributions payable to participants at December 31, 2007	423,013
Less: Distributions payable to participants at December 31, 2006	—

Distributions to participants per the Form 5500	$16,972,003

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Perrigo Company
Profit-Sharing and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 38-2799573
Plan Number: 003

December 31, 2007
		(c)
		Description of
		Investment, including
		Shares, Maturity Date,
	(b)	Rate of Interest,
	Identity of Issuer, Borrower, Lessor	Collateral, Par or	(d)		(e)
(a)	or Similar Party	Maturity Value	Cost		Current Value

	Vanguard Prime Reserves Money Market Fund	16,949,089 shares	*	*	$16,949,089
	Mutual funds:
	Van Kampen Growth and Income Fund	1,316,954 shares	*	*	28,012,498
	MSIF Mid Cap Growth Fund	804,712 shares	*	*	26,821,064
	Dodge & Cox Balanced Fund	273,020 shares	*	*	22,114,589
	Harbor Capital Appreciation Fund	555,765 shares	*	*	20,735,576
	MSIF Small Company Growth Portfolio	1,273,791 shares	*	*	16,712,141
*	Putnam International Equity Fund CL Y	564,684 shares	*	*	15,664,329
	State Street Global Advisors S&P 500 Fund	584,195 shares	*	*	15,370,749
	Pimco Total Return Fund	1,351,720 shares	*	*	14,449,882
	Neuberger & Berman Genesis Fund	276,656 shares	*	*	13,049,855
	Harbor International Fund	179,274 shares	*	*	12,793,027
*	Perrigo Company common stock	627,675 shares	*	*	21,974,898
*	Participant loans	(5.0% to 11.5%)	*	*	4,506,349

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.